November 27, 2013

BY EDGAR AND HAND DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Addus HomeCare Corporation

Registration Statement on Form S-3

Filed November 7, 2013

File No. 333-192163

Dear Mr. Reynolds:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 21, 2013 with respect to the Company’s registration statement on Form S-3 (file No. 333-192163) (the “Registration Statement”). We are filing Amendment No. 1 to the Registration Statement in response to such comments. We have included with this letter two copies of such filing, one of which has been marked to show changes from the Registration Statement as filed on November 7, 2013. For the convenience of the staff, we have included the text of your comment below followed by the Company’s response.

General

1.	Comment: Please revise to describe the initial transactions by which the selling shareholders acquired the shares they are offering for resale.

Response: We have revised the Registration Statement to include a general description of the initial transactions by which the selling shareholders acquired the shares they are offering for resale. See page 12 of Amendment No. 1 to the Registration Statement.

November 27, 2013

The staff is advised that on September 19, 2006, the Company issued: (a) 28,940 shares of its series A preferred stock to Eos Capital Partners III, L.P. in exchange for aggregate consideration of $28,940,000 and (b) 8,310 shares of its series A preferred stock to Eos Partners SBIC III, L.P. in exchange for aggregate consideration of $8,310,000, the proceeds of which were used to fund a portion of the purchase price paid in connection with the Company’s acquisition of Addus HealthCare, Inc. (“Addus HealthCare”). Such shares of series A preferred stock converted into common stock in connection with the Company’s initial public offering consummated on November 2, 2009. The Company issued these securities to these accredited investors in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each entity had adequate access to information about the Company through its relationship with the Company or through information provided to them.

On September 19, 2006, in connection with the Company’s acquisition of Addus HealthCare, the Company issued shares of its common stock to W. Andrew Wright, III, James A. Wright, Courtney E. Panzer and Addus Term Trust, former stockholders of Addus HealthCare, in exchange for their contribution of shares of Addus HealthCare common stock. Such shares of common stock were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. Each such person had adequate access to information about the Company through his or her relationship with the Company or through information provided to him or her. The Company was advised by Courtney E. Panzer that she subsequently transferred her shares to the Courtney E. Panzer Living Trust II.

Exhibits

2.	Comment: We note that you will be filing your legal opinion by amendment. Please note that we may have comments upon review.

Response: Our legal opinion is provided as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

Thank you for your comments. We hope that these updated disclosures have adequately addressed your concerns. Please contact the undersigned at (212) 294-6675 or by e-mail at jkurtis@winston.com if you have additional questions.

Very truly yours,

/s/ Jennifer C. Kurtis

cc:	Pamela Howell, Esq.

Erin Wilson, Esq.

Mr. Mark S. Heaney

Mr. Dennis B. Meulemans